FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 23, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes drilling at Indata Gold/Copper project in B.C.

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed five holes totaling 1,035 metres (3,400 feet) at the Indata gold/copper property in Central British Columbia, located approximately 120 kilometres northwest of the town of Fort St. James.

At Indata, lode gold is being targeted following the Mother Lode model developed in California.  In early 2008, MAX completed a review of historic work at Indata and concluded that very little exploration had been done in the down dip direction of the previous drilling.  If the Indata property was indeed a Mother Lode style system, then significant down dip extension of previously found mineralization could be expected.  Twenty-four historic diamond drill intercepts, drilled by Eastfield Resources Ltd. (TSX.V:ETF) at Indata in 1988 (and financed by Placer Dome through private placements), have an average vein intercept of 1.54 metres width with an average grade of 8.41 g/tonne gold and 52.43 g/tonne silver.  The most significant intercept, hole 88-11, included an intercept of 47.26 g/t gold and 2.00 g/t silver over 4 metres (estimated to be 3.5 true thickness).

Four holes were completed in the gold target at Indata during the current program with all holes encountering variable thicknesses of quartz sulfide mineralization.  A fifth hole was completed in an adjacent and possibly unrelated porphyry copper target.  A map indicating the location of the current drill holes is available on our web site at www.maxresource.com.

Indata is one of two exploration projects in British Columbia recently optioned from Eastfield Resources, as announced in our news release of June 9, 2008.

MAX has completed four separate drill programs in 2008, at Gold Hill in Alaska (molybdenum), Ravin in Nevada (molybdenum), Howell in B.C. (gold) and now at Indata.  Drill results from these programs are expected to be available over the coming weeks.  MAX remains well-financed, with $4.7 Million in cash and cash equivalents as of the date of this news release.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a well-financed Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.

For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 31, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Chris Cherry, CGA, appointed as Chief Financial Officer

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce the appointment of Christopher Cherry, CGA, as Chief Financial Officer of the Company, effective November 1, 2008.

Mr. Cherry has over eight years of experience as an auditor, with KPMG and Davidson and Co. in Vancouver, and is a financial controller with iO Corporate Services Ltd., a private company that provides administrative services to several public companies.  Mr. Cherry currently serves as the Chief Financial Officer of Luzon Minerals Ltd., Teslin River Resources Corp. and Reva Resources Corp., all of which are listed on the TSX Venture Exchange.

In addition, the Company has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on 575,000 common shares at an exercise price of $0.17 per share for a period of three years.

About MAX Resource Corp.

MAX Resource Corp. is a well-financed Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.

For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   November 4, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director